Exhibit 4.6

[Execution Version]

English Summary of Share Transfer Agreement

January 1, 2011

This Share Transfer Agreement (this “Agreement”) dated January 1, 2011 is entered into by and among the parties as follows:

Party A: Zhao Xumin, holding 46.2258% shares of Shanghai Dimension Information Technology Co., Ltd.;

Residential Address:

ID No.: 140102720830121

Phone: 18602182822

Email:

Party B: Liu Tao, holding [46.2258%] shares of Shanghai Dimension Information Technology Co., Ltd；

Residential Address:

ID No.: 610103196906273693

Phone: 18600021818

Email:

Party C: Lu Zhong, holding 7.5484% shares of Shanghai Dimension Information Technology Co., Ltd；

Residential Address:

ID No.: 110102196302072378

Phone: 13601115739

Email:

(Collectively “Transferors”, and individually a “Transferor”)

Party D: Camelot Information Systems Inc., a company validly existing and in good standing,  incorporated under laws of British Virgin Islands, with the following information in detail:

Registered Address: P.O. Box 958, Pasea Estate, Road Town, Tortola, B. V. I.

Place of Business: 11/F, A6 North Sanhuazhong Road, Xicheng District, Beijing

Legal Representative or Principal: Yiming Ma

Phone: +86-10-5810-0999

Facsimile: +86-10-5810-0900

Email: jking@camelotchina.com

(“Transferee”)

(Collectively the “Parties”, and individually a “Party”)

WHEREAS:

(A)
Party A, Party B and Party C jointly hold one hundred percent (100%) shares of Shanghai Dimension Information Technology Co., Ltd. (“Dimension InfoTech”) in total. Party A, Party B and Party C intend to transfer all the shares jointly held by them in Shanghai Dimension Technology Co., Ltd..

(B)	The Transferee intends to purchase the one hundred percent (100%) shares of Dimension InfoTech from the Transferors at the transfer price set forth herein;

(C)	The Transferors and the Transferee agree to conclude this Agreement, and transfer or be transferred all the shares of Dimension InfoTech in accordance with the terms and conditions set forth herein.

IN WITNESS WHEREOF, in accordance with the Company Law of the PRC, the Contract Law of the PRC and other applicable laws and regulations, through friendly negotiations and adhering to the principles of equality and for mutual benefits, the Parties hereby agree as follows for mutual compliance:

1.	definitions (omitted)

2.	share transfer

2.1
In accordance with the terms and conditions of this Agreement, each Party intends to transfer or be transferred the shares of Dimension InfoTech pursuant to the time, the way and the price set forth herein.

3.	transfer consideration and payment

3.1	Consideration

The Parties agree that, the consideration for the share transfer hereunder is RMB 10,000,000, and the Transferee shall pay the consideration to the Transferors in cash.

3.2	Payment Date

The Transferee shall fully pay the consideration for share transfer to the Transferors on the day of the later occurrence of the following: official acceptance by competent administration for industry and commerce office of the share transfer registration change mentioned herein, and the Transferors have caused Dimension InfoTech to complete the closing and execute on the Closing List in accordance with the provisions in the Closing List as the Appendix 13 hereto.

3.3	Payment Method

The Transferee shall pay the consideration to the Transferors by transferring the amount of consideration to the account designated by the Transferors in Appendix 9 hereto. The Transferee shall fully pay the consideration to the Transferors in US dollars mentioned in above Article 3.1. The exchange rate shall be subject to the US dollar exchange benchmark rate published by the People’s Bank of China on the day of actual payment by the Transferee.

3.4	Taxes

Each Party shall respectively bear the part of taxes, which it is held liable for, in connection with the share transfer hereunder in accordance with applicable laws and regulations. Where there is no applicable provisions in laws of the PRC, the Transferors and the Transferee shall each bear fifty percent (50%) of the payable taxes unless otherwise agreed upon among the Parties. The Transferor shall provide corresponding tax payment receipt to the Transferee within three (3) days upon the payment of taxes.

3.5	Miscellaneous

The Transferors shall assist the Transferee in handling the payment formalities, and provide to the Transferee with the Attestation on the Registration of Foreign Investments and Foreign Exchanges for the Transfer of Stock Rights.

4.	documents as of the execution

4.1	On the day of execution of this Agreement, the Transferee shall have received the following documents from the Transferors and the Transferors shall warrant that such documents are truthful and valid:

i.	Transferors’ Representations and Undertakings (“Letter of Undertakings”), Appendix 3 hereto, signed by the Transferors;

ii.	Photocopies of Transferors’ ID cards, business license and the articles of association of Dimension InfoTech;

iii.
The articles of association of Dimension InfoTech which is able to accurately and completely reflects that the Transferors are the legal shareholders of Dimension InfoTech prior to the execution hereof, upon being approved by and registered with competent authorities;

iv.
Board resolutions same to the Appendix 6 hereto in both form and substance, which is adopted by Dimension InfoTech for such share transfer hereunder and execution of any agreement related thereto, and is in compliance with then effective articles of association of it as well as applicable laws and regulations;

v.
All notices to be made and all written consents to be obtained (if applicable) by the Transferors for purpose of the share transfer hereunder in accordance with laws, regulations and agreements with any third party.

4.2	This Agreement shall be signed by the duly authorized representatives of the Parties and affixed with the seals of the Parties.

5.	conditions precedent to effectiveness

5.1	The conditions precedent to the effectiveness of Article 2, Article 3, and those terms which can only become effective or applicable upon the effectiveness of Article 2 hereof, are as follows:

(a)	Examination and approval authority has approved this Agreement and new articles of association of Dimension InfoTech, and granted the approval certificates;

(b)
Neither Party has committed any serious violation of this Agreement or any other related agreement or covenant, and the Transferee has not given any notice of termination of share transfer to the Transferors in writing in accordance with Article 11 hereof;

(c)
All the undertakings to be exercised by the Transferors prior to the execution and effectiveness hereof as set forth hereunder have been realized, and there is no any untruthful statement in the representations and warrants in Article 9 except for the parts which have been waived by the Transferee in writing.

5.2
Upon the receipt of the approval certificate from examination and approval authority as mentioned in above Article 5.1, the Transferors shall deliver such approval certificate to the Transferee. If the Transferee confirms that all the conditions precedent to effectiveness set forth in above Article 5.1 have been satisfied (unless have been waived by the Transferee in writing) within three (3) business days, it will serve the written confirmation letter to the Transferors (“Written Confirmation Letter”). The Parties agree that, the day of the issuance of the Written Confirmation Letter by the Transferee shall be deemed as the effectiveness date of this Agreement (“Effective Date”).

5.3
The Parties further confirm that, Article 2, Article 3, and those terms which can only become effective or applicable upon the effectiveness of Article 2 hereof, will become effective since the Effective Date. Among other things, the remaining terms hereof will become effective and be binding upon the Parties upon the execution of this Agreement.

6.	undertakings of the transferors regarding operation of dimension infotech prior to the day of share registration change or completion of closing (omitted)

7.	undertakings of the transferors regarding non-competition after the share registration change (omitted)

8.	other undertakings of the transferors (omitted)

9.	representations and warrants of the transferors (omitted)

10.	representations and warrants of the transferee (omitted)

11.	breach liabilities (omitted)

12.	employees relocation (omitted)

13.	corporate governance (omitted)

14.	announcement and confidentiality (omitted)

15.	fees, expenses and taxes (omitted)

16.	general provisions (omitted)

17.	notices (omitted)

18.	governing law and arbitration

18.1
The validity, interpretation and performance of this Agreement, as well as the resolution of disputes in connection with this Agreement, shall be governed by and interpreted in accordance with laws of the PRC.

18.2
The Parties hereto agree that, any dispute or disagreement arising from or in connection with this Agreement shall be firstly resolved by friendly negotiations. If the dispute fails to be resolved within thirty (30) days following the notice of negotiation given by either Party, such Party may submit the dispute to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration according to its then effective arbitration rules and in accordance with laws of the PRC. The arbitration shall be conducted in Beijing. Arbitration language is Chinese. In the event that there is any conflict between the provisions of this Agreement and the abovementioned arbitration rules, the provisions of this Agreement shall prevail to the extent allowed by applicable laws.

18.3	In the course of dispute resolution in accordance with Article 18, each Party shall continue the performance of its obligations hereunder except for the disputed issues.

19.	language and counterparts (omitted)

[no text below]

Signature Page

IN WITNESS WHEREOF, the Parties have singed this Agreement on the day first above written.

Party A:
Signature:/s/
Date:

Party B:
Signature:/s/
Date:

Party C:
Signature:/s/
Date:

Party D:
Signature:/s/
Date:

Appendix 3      Transferors’ Representations and Undertakings

(omitted)

Appendix 6      Board Resolutions of Shanghai Dimension Information Technology Co., Ltd.

(omitted)